118.77C
DREYFUS VARIABLE INVESTMENT FUND ("the Fund")
Special Value Portfolio
Exhibit 1
Sub-Item 77C

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the Special Value
Portfolio of the Dreyfus Variable Investment Fund was held on December 18, 2002. Out of a total of 2,913,431.569 shares ("Shares") entitled to vote at the meeting, a total of 2,912,199.236 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Appreciation Portfolio's outstanding Shares as follows:

     The Fund Change certain of its fundamental policies and investment restrictions to expand participation in a portfolio securities lending program.


     Affirmative Votes                       Negative Votes

     2,634,179.567                           157,852.308